                                                      Filed pursuant to
                                                      Rule 424(b)(3)
                                                      Registration No. 333-68201

PROSPECTUS

                                  $60,000,000

                       SOUTHERN CALIFORNIA WATER COMPANY

                          Medium-Term Notes, Series C

     We may from time to time offer the notes described in this Prospectus. The notes

     - will mature on varying dates ranging from nine months to 30 years from the date of issuance,

     - will bear interest at a fixed rate payable on June 1 and December 1 of each year,

     - will be unsecured,

     - will not be convertible,

     - may be subject to either mandatory or optional redemption, and

     - will not be listed on any national securities exchange.

     We will provide you with the specific terms of the notes in supplements to this Prospectus.

     We will pay each agent a commission of .125% to .750% of the principal amount of each note sold through an agent, depending upon the maturity of the note. If all the notes are sold through agents, we will receive between $59,925,000 and $59,550,000, after paying commissions of between $75,000 and $450,000.

     Neither the Securities and Exchange Commission nor any state securities regulator has approved of these notes or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

A.G. EDWARDS & SONS, INC.                               PAINEWEBBER INCORPORATED

January 13, 1999

                                    SUMMARY

     This Prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") using the shelf registration process. Under this process, we may sell up to $60,000,000 of the notes described in this Prospectus in one or more offerings over a period of several years.

     This Prospectus provides you with a general description of the notes we may offer. Each time we sell notes, we will provide you with a supplement to this Prospectus that will describe the specific amounts, prices and terms of the notes for that offering. Although we will try to include all information that we believe may be material to investors, certain details that may be important to you may have been excluded. To see more detail, you should read the exhibits filed by us with the registration statement or in other SEC filings.

     We also periodically file with the SEC documents that include information about our financial statements and our company, including information on matters that might affect our future financial results. Directions on how you may get documents are provided on page 3. It is important for you to read these documents, this Prospectus and the applicable Prospectus Supplement, in addition to this Summary, before you invest.

SOUTHERN CALIFORNIA WATER COMPANY

     Our company is a wholly owned subsidiary of American States Water Company. None of our securities are listed on any national securities exchange. The common shares of American States Water Company are, however, traded on the New York Stock Exchange under the symbol "AWR." Our principal executive office is located at 630 East Foothill Blvd., San Dimas, California 91773, and our telephone number is 909-394-3600.

     Our company was founded in 1929 and operates 39 water systems serving approximately 242,500 customers located in 75 communities in California. We also sell electricity to approximately 21,000 customers in the Big Bear area of California. We are regulated by the California Public Utilities Commission.

SELECTED FINANCIAL INFORMATION

     The following information is unaudited and was derived from our financial statements. The information is only a summary and does not provide all of the information contained in our financial statements and the periodic reports that we have filed with the SEC.

                                                          FOR THE YEAR ENDED DECEMBER 31,
                               FOR THE 12 MONTHS ENDED   ---------------------------------
                                 SEPTEMBER 30, 1998        1997        1996        1995
                               -----------------------   ---------   ---------   ---------
                                                 (DOLLARS IN THOUSANDS)
Statement of Income Data:
  Operating Revenues.........         $148,448           $153,755    $151,529    $129,813
  Operating Expenses.........          123,008            130,297     128,100     108,425
  Operating Income...........           25,440             23,458      23,429      21,388
  Other Income...............              328                758         531         366
  Interest Charges...........           10,979             10,157      10,500       9,559
  Net Income.................           14,789             14,059      13,460      12,165
  Dividends on Preferred
     Shares (1)..............               69                 92          94          96
  Earnings Available for
     Common Shareholders
     (1).....................           14,720             13,967      13,366      12,069

                                                               AS OF DECEMBER 31,
                                   AS OF SEPTEMBER 30,   ------------------------------
                                          1998             1997       1996       1995
                                   -------------------   --------   --------   --------
                                                  (DOLLARS IN THOUSANDS)
Balance Sheet Data:
Total Assets.....................       $478,172         $457,074   $430,922   $406,255
  Long-Term Debt.................        130,803          115,286    107,190    107,455
  Preferred Shares (1)...........              0            1,600      1,600      1,600
  Preferred Shares subject to
     Mandatory Redemption (1)....              0              440        480        520
  Common Equity..................        154,546          151,053    146,766    121,576
  Total Capitalization...........        285,349          268,379    256,036    231,151

---------------
(1) On July 1, 1998, we became a wholly owned subsidiary of American States Water Company. All of our outstanding Common Shares and Preferred Shares were exchanged for Common Shares and Preferred Shares of American States Water Company. As a result, we no longer have any Preferred Shares outstanding and all of our Common Shares are owned by American States Water Company.

     Set forth below are the ratios of earnings to fixed charges for the periods indicated:

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                FOR THE 12 MONTHS ENDED   --------------------------------
                                  SEPTEMBER 30, 1998      1997   1996   1995   1994   1993
                                -----------------------   ----   ----   ----   ----   ----
Ratio of Earnings to Fixed
  Charges.....................           3.36             3.35   3.26   3.19   3.58   3.09

GENERAL INDENTURE PROVISIONS

     - The notes will be issued pursuant to the terms of an indenture.

     - The indenture does not limit the amount of other debt securities that we may issue or provide you any protection should there be a highly leveraged transaction involving our company.

     - The indenture allows us to merge or to consolidate with another person, or transfer all or substantially all of our assets to another person. If these events occur, the other person will be required to assume our responsibilities on the notes, and we will be released from all liabilities and obligations.

     - The indenture provides that holders of a majority of the total principal amount of the outstanding notes may vote to change our obligations or your rights concerning the notes. But to change terms relating to the time or amount of payments, every holder of the notes must consent.

     - If we satisfy certain conditions, we may discharge the indenture at any time by depositing sufficient funds with the Trustee to pay the notes when due. All amounts due to you on the notes would be paid by the Trustee from the deposited funds.

     - If certain events of default specified in the indenture occur, the Trustee or holders of not less than one-third of the principal amount of the notes outstanding may declare the principal of the notes immediately payable.

     - Events of default under the indenture include:

        - Failure to pay principal within three business days of when due,

        - Failure to deposit sinking fund payments within three business days of when due,

        - Failure to pay any installment of interest for 60 days, and

        - Violation of covenants for 90 days after receipt of notice to cure.

     - The indenture does not contain a provision which is triggered by our default under our other indebtedness.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

     - Annual Report on Form 10-K for the year ended December 31, 1997,

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998,

     - Current Reports on Form 8-K filed July 1, 1998 and November 2, 1998, and

     - The portions of our Proxy Statement on Schedule 14A for the Annual Meeting of Shareholders held on April 28, 1998 that have been incorporated by reference into our most recent Form 10-K.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                  Corporate Secretary
                  Southern California Water Company
                  630 East Foothill Boulevard
                  San Dimas, California 91773
                  (909) 394-3600

     You should rely only on the information incorporated by reference or provided in this Prospectus or the applicable Prospectus Supplement. We have authorized no one to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this Prospectus or the applicable Prospectus Supplement is accurate as of any date other than the date on the front of the document.

                                USE OF PROCEEDS

     The net proceeds from the sale of the notes will be used for general public utility purposes. General public utility purposes include repayment of debt and capital expenditures. Proceeds may be temporarily invested in short-term securities or be used to reduce short-term borrowings. Proceeds may also be used to acquire public utility property.

                              DESCRIPTION OF NOTES

     We will issue the notes under an indenture that we have filed with the SEC (the "Indenture"). The following summary of the terms of the Indenture is not complete and you should carefully review the Indenture, the Prospectus Supplement and any securities resolution filed in connection with the offering of any notes.

GENERAL

     We will issue the notes as a series of debt securities under the Indenture. The Indenture does not limit the amount of other debt securities we may issue. The specific terms of the notes will be included in a securities resolution and described in a Prospectus Supplement. Some of the terms that may be included are:

     - redemption at our option or in certain limited circumstances,

     - redemption at your option, and

     - any changes to or additional Events of Default or covenants.

     Unless otherwise specified in the Prospectus Supplement, we will issue the notes only as fully registered global notes. In addition, unless otherwise specified, you may purchase notes in authorized denominations of $1,000 or integral multiples thereof. The notes will mature on the date specified in the Prospectus Supplement. The maturity date may vary from nine months to 30 years from the date of issuance of the notes. The notes will bear interest at a fixed rate specified in the Prospectus Supplement.

STATUS OF NOTES

     The notes will be unsecured and unsubordinated and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. At the date of this Prospectus, we had no outstanding indebtedness for money borrowed secured by a mortgage or pledge of or lien on assets.

PAYMENT OF PRINCIPAL AND INTEREST

     We will maintain a paying agent in Los Angeles or San Francisco, California until the notes are paid or we have provided for their payment. We have initially appointed Chase Manhattan Bank and Trust Company, National Association, as paying agent. We will notify you in accordance with the Indenture of any change in the paying agent.

     If a payment is due on a legal holiday, we will make the payment on the next succeeding day that is not a legal holiday. No interest will accrue on the payment amount for the intervening period. The term "legal holiday" means a Saturday or Sunday or a day on which banking institutions in California or New York are not required to be open.

     If you do not claim any payments that we may make to a paying agent on any note for a period of one year, then the paying agent may return the payment to us. You must then contact us for payment.

     Each note will bear interest at a fixed rate from its original issue date at the rate per annum stated on the face of the note until the principal has been paid or we have provided for its payment. Interest on each note will be payable semiannually on each June 1 and December 1 and at maturity or upon earlier redemption. If, however, we issue a note on a date between the record date and an interest payment date, the first interest payment date will be the next succeeding interest payment date. Each interest payment will include interest to, but excluding, the interest payment date. We will compute interest on the basis of a 360-day year of twelve 30-day months.

     We will pay interest to the registered holder of the note on the record date. The record date will be May 15 for the interest payment due on June 1 and November 15 for the interest payment due on December 1, unless such date is a legal holiday. If the 15th is a legal holiday, the record date will be the next preceding date that is not a legal holiday.

REDEMPTION AND REPURCHASE OF NOTES

     If our notes held by you are subject to redemption, we will provide you with not less than 20 nor more than 60 days' notice of any redemption.

     We may also at any time purchase notes at any price in the open market or at a negotiated price. Unless the Prospectus Supplement otherwise provides, any notes that we purchase may be surrendered to the Trustee for cancellation.

TRANSFER OF NOTES

     If notes are registered in your name, you may transfer or exchange the notes at the office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge, except for any tax or governmental charge.

GLOBAL NOTES

     Unless otherwise stated in the Prospectus Supplement, we will issue the notes in the form of one or more global notes. We will deposit the global notes with the depositary referred to in the following paragraph. Unless a global note is exchanged in whole or in part for notes in definitive form, we may not transfer a global note except as a whole to the depositary or its nominee or to a successor of either of them.

     Unless otherwise stated in the Prospectus Supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary for each offering of notes. DTC and its participants will maintain records of your beneficial interest in our global notes. You may only transfer your beneficial interest in a global note through DTC and its participants.

     DTC has provided the following information to us:

     - DTC is a limited-purpose trust company organized under the New York Banking Law,

     - a "banking organization" within the meaning of the New York Banking Law,

     - a member of the United States Federal Reserve System,

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and

     - a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participant's accounts. This procedure eliminates the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC also makes access to its book-entry system available to others, such as securities brokers and dealers and banks and trust companies that, either directly or indirectly, clear through or maintain a custodial relationship with a direct participant in DTC. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

     Assuming DTC's nominee is the registered holder of the global note, we will treat DTC's nominee as the owner of the global note for all purposes. As a result, we will make all payments through the Trustee to DTC's nominee. All such payments will thereafter be the responsibility of DTC and its direct and indirect participants. Our sole responsibility is to make payments to the Trustee. The Trustee's sole responsibility is to make payments to DTC's nominee. Likewise, we will give all notices with respect to the notes, such as notices of redemption, through DTC, and it will be the responsibility of DTC and its participants to provide such information to you.

     We expect that DTC, upon receipt of any payment of the global note, will credit its participants' accounts on the payment date according to their respective holdings of beneficial interests in the global note as shown on DTC's records. We also expect that payments by direct and indirect participants in DTC will be made to you in accordance with standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name".

     Unless otherwise provided in the Prospectus Supplement, you may exchange notes represented by a global note for a note in definitive form in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary,

     - DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days, or

     - we, in our discretion, determine not to require all of the notes to be represented by a global note and notify the Trustee of our decision.

ABSENCE OF RESTRICTIVE COVENANTS

     We are not restricted by the Indenture from paying dividends or from incurring, assuming or becoming liable for any type of debt or other obligations, including obligations secured by our property. The Indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. The Indenture does not contain a covenant or other provision that specifically is intended to afford you special protection in the event of a highly leveraged transaction.

SUCCESSOR CORPORATION

     The Indenture allows us:

     - to consolidate or merge with or into any other person,

     - any other person to merge with us, or

     - the transfer by us of all or substantially all of our assets to another person, if, in each case, the following conditions are satisfied:

     - the surviving company either

        - is a person organized and existing under the laws of the United States or any state thereof, or

        - assumes, by supplemental indenture, all of our obligations under the notes and the Indenture, and

     - immediately after such merger, consolidation or transfer, there is no default under the Indenture.

     We will be relieved from our obligations on the notes and under the Indenture if these conditions are satisfied.

     Subject to certain limitations in the Indenture, the Trustee may rely on an officer's certificate and an opinion of counsel from us as conclusive evidence that any consolidation, merger or transfer, and any related assumption of our obligations, complies with the Indenture.

EVENTS OF DEFAULT

     Unless otherwise indicated in the Prospectus Supplement, the term "Event of Default", when used in the Indenture, means any of the following:

     - default in the payment of any installment of interest on the notes if the default continues for a period of 60 days,

     - default in the payment of the principal of the notes when the same becomes due and payable if the default continues for three business days,

     - default in the deposit of any sinking fund payment, when and as the same becomes due and payable by the terms of the notes if the default continues for three business days,

     - default for 90 days after notice in the performance of our other agreements applicable to the notes; the notice may be sent either by the Trustee or by holders of at least one-third in aggregate principal amount of the notes; the Trustee is required to notify you of any event that would become a default with notice if the Trustee has actual knowledge of the event,

     - certain events in bankruptcy, insolvency or reorganization of our company, or

     - any other Event of Default provided in the terms of the notes.

     The Indenture does not have a cross-default provision. Thus, a default by us on any other debt would not constitute an Event of Default. A default on any other series of debt securities does not necessarily constitute a default on the notes. The Trustee may withhold notice to you of a default on the notes (except a payment default) if the Trustee considers the withholding of notice in your best interest.

     If an Event of Default on the notes has occurred and is continuing, the Trustee or the holders of not less than one-third in aggregate principal amount of the notes may declare the entire principal amount of the notes to be due and payable immediately. Subject to certain conditions, the holders of not less than a majority in aggregate principal amount of the notes may annul such declaration and rescind its consequences.

     We must file annually with the Trustee a certificate regarding our compliance with the Indenture.

     The Trustee may require a reasonable indemnity from you before it enforces the Indenture or the notes. Subject to these provisions for indemnification, the holders of a majority in principal amount of the notes may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee, for the notes.

MODIFICATION OF INDENTURE

     Unless indicated in the Prospectus Supplement, the holders of not less than a majority in aggregate principal amount of all outstanding notes, voting together as a single class, may, with certain exceptions described below, modify the Indenture. We may not, however, modify any terms relating to the amount or timing of payments or reduce the percentage of holders required for modifications to the Indenture without your consent.

     We may modify the Indenture without your consent to:

     - create a new series of debt securities and establish its terms,

     - cure ambiguities or fix omissions,

     - comply with the provisions of the Indenture regarding successor corporations, or

     - make any change that does not materially adversely affect your rights as a holder of the notes.

DEFEASANCE

     Unless otherwise provided in the Prospectus Supplement, we may either:

     - terminate as to the notes all of our obligations (except for our obligation to pay all amounts due on the notes in accordance with their terms and certain other obligations with respect to the transfer or exchange of a note and the replacement of destroyed, lost or stolen notes), or

     - terminate as to the notes our obligations, if any, with respect to the notes under the covenants described in the Prospectus Supplement.

     We may exercise either defeasance option notwithstanding our prior exercise of the other defeasance option. If we terminate all of our obligations, a series may not be accelerated because of an Event of Default. If we terminate our covenants, a series may not be accelerated by reference to the covenants described in the Prospectus Supplement.

     To exercise either defeasance option as to the notes, we must deposit in trust with the Trustee money or U.S. government obligations sufficient to make all payments on the notes to redemption or maturity. We must also comply with certain other conditions. In particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to you for Federal income tax purposes.

REGARDING THE TRUSTEE

     Unless otherwise indicated in a Prospectus Supplement, Chase Manhattan Bank and Trust Company, National Association will act as Trustee, registrar, transfer and paying agent for the notes. We may remove the Trustee with or without cause if we notify the Trustee 30 days in advance and if no default occurs or is continuing during the 30-day period.

     In certain circumstances, the Trustee may not exercise its rights as one of our creditors. The Trustee may, however, engage in certain other transactions with us. If the Trustee acquires any conflicting interest as a result of any of these transactions and there is a default under the notes, the Trustee must eliminate the conflict of interest or resign.

GOVERNING LAW

     The Indenture and the notes will be governed by and construed in accordance with the laws of the State of California.

                              PLAN OF DISTRIBUTION

     We are offering the Notes on a continuous basis through A.G. Edwards & Sons, Inc. and PaineWebber Incorporated (the "Agents"). The Agents have agreed to use reasonable efforts to solicit purchases of the notes. We will pay each Agent a commission of .125% to .750% of the principal amount of each note sold through the Agent, depending upon the maturity of the note. We may sell the notes to any of the Agents acting as principal, either

        - at a negotiated discount for resale to investors at varying prices related to prevailing market prices at the time of resale to be determined by the Agent, or

        - for resale to one or more dealers at a discount to be determined by the Agent.

     We have agreed to reimburse the Agents for certain expenses of the offering of the notes.

     We have also reserved the right to sell the notes directly to one or more purchasers. We will not pay any commissions to the Agents for any notes that we sell directly.

     We have the sole right to accept offers to purchase the notes and may reject any proposed purchase of the notes in whole or in part. The Agents have similar rights.

     The notes will not have an established trading market when issued. We do not intend to list the notes on any securities exchange. Each Agent may make a market in the notes, but is under no obligation to do so. Any Agent marketing the notes may also discontinue its market-making at any time.

     The Agents may be underwriters, and any discounts or commissions we pay them and any profit they may make on the resale of the notes, may be treated as underwriting discounts and commissions under the Securities Act of 1933 (the "Act").

     We have agreed to indemnify the Agents against certain civil liabilities, including liabilities under the Act, and to contribute to payments which the Agents may be required to make.

     The Agents may perform other services for us, American States Water Company or any of our subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     O'Melveny & Myers LLP will pass on the validity of the notes for us. Certain legal matters in connection with the securities will be passed upon for the Agents by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York. They may rely upon the opinion of O'Melveny & Myers LLP as to matters of California law in passing upon such matters.

                                    EXPERTS

     Our financial statements and schedules incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

===============================================================================


                               TABLE OF CONTENTS

                                        PAGE
                                        ----
SUMMARY...............................    1
WHERE YOU CAN FIND MORE INFORMATION...    3
USE OF PROCEEDS.......................    3
DESCRIPTION OF NOTES..................    4
General...............................    4
Status of Notes.......................    4
Payment of Principal and Interest.....    4
Redemption and Repurchase of Notes....    5
Transfer of Notes.....................    5
Global Notes..........................    5
Absence of Restrictive Covenants......    6
Successor Corporation.................    6
Events of Default.....................    7
Modification of Indenture.............    8
Defeasance............................    8
Regarding the Trustee.................    8
Governing Law.........................    8
PLAN OF DISTRIBUTION..................    9
LEGAL MATTERS.........................    9
EXPERTS...............................    9

===============================================================================
===============================================================================


                                  $60,000,000

                              SOUTHERN CALIFORNIA
                                 WATER COMPANY

                          Medium-Term Notes, Series C
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                           A.G. EDWARDS & SONS, INC.
                            PAINEWEBBER INCORPORATED

                                January 13, 1999

===============================================================================